SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of September, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Holding(s) in Company


PRUDENTIAL PLC ANNOUNCEMENT

Schedule 10 - Notification of Major Interests in Shares



 1. Name of Company

    Prudential plc

 2. Name of shareholder having a major interest:


    Barclays PLC

 3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 1 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

    Notifiable interest of Barclays PLC
 4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

    Not known

 5. Number of shares/amount of stock acquired:

    N/A

 6. Percentage of issued class:

    N/A

 7. Number of shares/amount of stock disposed:

    Not known

 8. Percentage of issued class:

    Not known

 9. Class of security:

    Ordinary shares of 5p each

10. Date of transaction:

    29 August 2006

11. Date company informed:

    4 September 2006

12. Total holding following this notification:

    Not known

13. Total percentage holding of issued class following this notification:

    Below 3%

14. Additional Information:


        Barclays PLC notified the Company on 4 September 2006 that as at 29 August 2006 it no longer had a notifiable interest in the ordinary shares of Prudential plc.



        Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America.

                                     -ENDS-



Contact name for Enquiries

Anne Newman
020 7548 3229

Company official responsible for making notification
Susan Henderson
020 7548 3805








                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 04 September 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/     Susan Henderson


                                                 Susan Henderson
                                                 Deputy Group Secretary